# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Microvast Holdings, Inc., CIK 0001760689
CUSIP: 59516C106
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 12603 Southwest Freeway, Suite 210, Stafford, Texas (TX), 77477
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001911192

## Reporting persons
- CDH Griffin Holdings Company Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 37,073,227; shared voting power 0; sole dispositive power 37,073,227; shared dispositive power 0; aggregate amount beneficially owned 37,073,227 (11.3% of the class)
- CDH Investment Management Company Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 37,073,227; shared voting power 0; sole dispositive power 37,073,227; shared dispositive power 0; aggregate amount beneficially owned 37,073,227 (11.3% of the class)
- Evergreen Ever Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 28,597,614; shared voting power 0; sole dispositive power 28,597,614; shared dispositive power 0; aggregate amount beneficially owned 28,597,614 (8.7% of the class)
- Piccadilly, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 28,597,614; shared voting power 0; sole dispositive power 28,597,614; shared dispositive power 0; aggregate amount beneficially owned 28,597,614 (8.7% of the class)
- CDH China HF Holdings Company Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 28,597,614; shared voting power 0; sole dispositive power 28,597,614; shared dispositive power 0; aggregate amount beneficially owned 28,597,614 (8.7% of the class)
- Aurora Sheen Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 5,220,347; shared voting power 0; sole dispositive power 5,220,347; shared dispositive power 0; aggregate amount beneficially owned 5,220,347 (1.6% of the class)
- Shanghai Dinghui Pingxun Investment Partnership (LLP): type of reporting person: partnership (PN); citizenship or place of organization: China (F4); sole voting power 5,220,347; shared voting power 0; sole dispositive power 5,220,347; shared dispositive power 0; aggregate amount beneficially owned 5,220,347 (1.6% of the class)
- CDH Shanghai Baifu Wealth Management Company Limited: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); sole voting power 5,220,347; shared voting power 0; sole dispositive power 5,220,347; shared dispositive power 0; aggregate amount beneficially owned 5,220,347 (1.6% of the class)
- Hangzhou CDH New Trend Equity Investment Partnership (Limited Partnership): type of reporting person: corporation (CO); citizenship or place of organization: China (F4); sole voting power 3,255,266; shared voting power 0; sole dispositive power 3,255,266; shared dispositive power 0; aggregate amount beneficially owned 3,255,266 (1% of the class)
- Dinghui Equity Investment Management (Tianjin) Company Limited: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); sole voting power 3,255,266; shared voting power 0; sole dispositive power 3,255,266; shared dispositive power 0; aggregate amount beneficially owned 3,255,266 (1% of the class)

## Item 1. Issuer
Name of issuer: Microvast Holdings, Inc.
Address of issuer's principal executive offices: 12603 Southwest Freeway, Suite 210 Stafford, Texas 77477

## Item 2. Person Filing
Name of person filing:
CDH Griffin Holdings Company Limited

CDH Investment Management Company Limited

Evergreen Ever Limited

Piccadilly, L.P.

CDH China HF Holdings Company Limited

Aurora Sheen Limited

Shanghai Dinghui Pingxun Investment Partnership (LLP)

CDH Shanghai Baifu Wealth Management Company Limited

Hangzhou CDH New Trend Equity Investment Partnership (Limited Partnership)

Dinghui Equity Investment Management (Tianjin) Company Limited

(collectively, the "Reporting Persons")
Address of principal business office or, if none, residence:
Principal business address for each of the Reporting Persons:
1503, Level 15, International Commerce Centre, 1 Austin Road West, Kowloon, Hong Kong, China
Citizenship:
CDH Griffin Holdings Company Limited - British Virgin Islands

CDH Investment Management Company Limited - Cayman Islands

Evergreen Ever Limited - British Virgin Islands

Piccadilly, L.P. - Cayman Islands

CDH China HF Holdings Company Limited - Cayman Islands

Aurora Sheen Limited - British Virgin Islands

Shanghai Dinghui Pingxun Investment Partnership (LLP) - People's Republic of China

CDH Shanghai Baifu Wealth Management Company Limited - People's Republic of China

Hangzhou CDH New Trend Equity Investment Partnership (Limited Partnership) - People's Republic of China

Dinghui Equity Investment Management (Tianjin) Company Limited - People's Republic of China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Items 4(a) is set forth in Row (9) of the cover page for each Reporting Person and is incorporated herein by reference.
Percent of class:
The information required by Items 4(b) is set forth in Row (11) of the cover page for each Reporting Person and is incorporated herein by reference.

Percent of class determined is based on 328,182,834 shares of Common Stock of the Issuer outstanding as disclosed in the quarterly report on Form 10-Q publicly filed by the Issuer with the U.S. Securities and Exchange Commission on November 10, 2025.

CDH Griffin Holdings Company Limited is the ultimate parent entity of the entities listed in Item 2(a).

As of the date hereof, Evergreen Ever Limited held 28,597,614 shares of Common Stock of the Issuer and Aurora Sheen Limited held 5,220,347 shares of Common Stock of the Issuer. In addition, Hangzhou CDH New Trend Equity Investment Partnership (Limited Partnership) beneficially owned 3,255,266 shares of Common Stock of the Issuer which were issued in the name of (and held on behalf of Hangzhou CDH New Trend Equity Investment Partnership (Limited Partnership) by) MVST SPV Inc., a wholly owned subsidiary of the Issuer, pursuant to a framework agreement dated February 1, 2021 by and among the Issuer, Hangzhou CDH New Trend Equity Investment Partnership (Limited Partnership) and other parties named therein.

The sole shareholder of Evergreen Ever Limited is Piccadilly, L.P., the sole general partner of which is CDH China HF Holdings Company Limited. The sole shareholder of Aurora Sheen Limited is Shanghai Dinghui Pingxun Investment Partnership (LLP), the sole general partner of which is CDH Shanghai Baifu Wealth Management Company. Dispositive and voting power of the securities held by Evergreen Ever Limited and Aurora Sheen Limited is exercised by the members of the investment and risk committee (the "IR Committee"), comprising Wu Shangzhi, Ying Wei, Li Dan, Wei Bin and William Hsu. The IR Committee is appointed by CDH China HF Holdings Company Limited, the sole general partner of Piccadilly, L.P., and CDH Shanghai Baifu Wealth Management Company, the general partner of Shanghai Dinghui Pingxun Investment Partnership (LLP), respectively. CDH China HF Holdings Company Limited and CDH Shanghai Baifu Wealth Management Company may be deemed to have beneficial ownership over the shares held by Evergreen Ever Limited and Aurora Sheen Limited, respectively.

The general partner of Hangzhou CDH New Trend Equity Investment Partnership (Limited Partnership) is Dinghui Equity Investment Management (Tianjin) Company Limited. Dispositive and voting power of the securities beneficially owned by Hangzhou CDH New Trend Equity Investment Partnership (Limited Partnership) is exercised by the members of the investment committee (the "Investment Committee"), comprising Wu Shangzhi, Wang Lin, Huang Yan, Guo Qizhi and Gao Jieliang. The Investment Committee is appointed by Dinghui Equity Investment Management (Tianjin) Company Limited, the sole general partner of Hangzhou CDH New Trend Equity Investment Partnership (Limited Partnership). Dinghui Equity Investment Management (Tianjin) Company Limited may be deemed to have beneficial ownership over the shares beneficially owned by Hangzhou CDH New Trend Equity Investment Partnership (Limited Partnership).

The foregoing three general partners are controlled by CDH Investment Management Company Limited, and CDH Griffin Holdings Company Limited holds a majority of the equity interests in CDH Investment Management Company Limited.

Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, each of Wu Shangzhi, Ying Wei, Li Dan, Wei Bin and William Hsu may be deemed to share beneficial ownership of the shares of Common Stock of the Issuer held by Evergreen Ever Limited and Aurora Sheen Limited, and each of Wu Shangzhi, Wang Lin, Huang Yan, Guo Qizhi and Gao Jieliang may be deemed to share beneficial ownership of the shares of Common Stock of the Issuer beneficially owned by Hangzhou CDH New Trend Equity Investment Partnership (Limited Partnership), except to the extent of their pecuniary interests therein.
Sole power to vote or to direct the vote: The information required by Items 4(c) is set forth in Rows (5)-(8) of the cover page for each Reporting Person and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Items 4(c) is set forth in Rows (5)-(8) of the cover page for each Reporting Person and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Items 4(c) is set forth in Rows (5)-(8) of the cover page for each Reporting Person and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Items 4(c) is set forth in Rows (5)-(8) of the cover page for each Reporting Person and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit A. Joint Filing Agreement

## Signatures
- CDH Griffin Holdings Company Limited: /s/ Wu Shangzhi, Wu Shangzhi/Director (02/13/2026)
- CDH Investment Management Company Limited: /s/ Wu Shangzhi, Wu Shangzhi/Director (02/13/2026)
- Evergreen Ever Limited: /s/ William Hsu, William Hsu/Director (02/13/2026)
- Piccadilly, L.P.: /s/ William Hsu, William Hsu/ Director of CDH China HF Holdings Company Limited acting as the General Partner (02/13/2026)
- CDH China HF Holdings Company Limited: /s/ William Hsu, William Hsu/Director (02/13/2026)
- Aurora Sheen Limited: /s/ William Hsu, William Hsu/Director (02/13/2026)
- Shanghai Dinghui Pingxun Investment Partnership (LLP): /s/ William Hsu, William Hsu/ Director of CDH Shanghai Baifu Wealth Management Company Limited acting as the General Partner (02/13/2026)
- CDH Shanghai Baifu Wealth Management Company Limited: /s/ William Hsu, William Hsu/Director (02/13/2026)
- Hangzhou CDH New Trend Equity Investment Partnership (Limited Partnership): /s/ Wang Lin, Wang Lin/Legal Representative (02/13/2026)
- Dinghui Equity Investment Management (Tianjin) Company Limited: /s/ Wu Shangzhi, Wu Shangzhi/Director (02/13/2026)